

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 4, 2012

Via E-mail
Billy Styles
Chief Executive Officer
Organic Plant Health, Inc.
9206 Monroe Road
Charlotte, NC 28270

> **Re:** **Organic Plant Health, Inc.**
> **Amendment No. 2 to the Registration Statement on Form S-1**
> **Filed December 19, 2011**
> **File No. 333-176704**

Dear Mr. Styles:

We have reviewed your response to our letter dated December 14, 2011 and have the following additional comments.

General

1. We note your response to prior comment 3. Please note that all information required by Form S-1 and Regulation S-K should be included in the form of prospectus. In this regard, we note that you have removed from the "public offering prospectus" certain disclosure regarding selling shareholders that is required to be in the form of prospectus used for your primary offering. The form of prospectus to be used for your primary offering should include on page 25 disclosure of the proceeds to be received by selling shareholders, you should also include disclosure of selling shareholders on page 29. Please revise the prospectus accordingly. Refer to Items 504 and 507 of Regulation S-K.

Prospectus Summary, page 6

2. Please revise the third paragraph on page 6 to also provide your current cash balance as of the most recent practicable date. Revise throughout accordingly.

3. We note that you will require a minimum of an additional $500,000 for the next twelve months to meet your business objectives. Please revise the fourth paragraph on page six to disclose the month that you will exhaust your funds if you do not raise additional capital. For balance, please also revise to specifically state the financial consequences should you be unable to raise the additional capital.

Our Competitive Advantages, page 8

4. We note your response to prior comment 12 and reissue in part. Please revise the bulleted points on page 8 to provide a balanced description of your material competitive advantages. We note that a significant amount of your disclosure focuses on the experiences of your management team which appears to be more appropriate in the "Management" section discussion. Revise throughout accordingly.

Termination of the Offering, page 11

5. We note your response to prior comment 5 and reissue in part. Please revise the disclosure on page 11 to clarify the termination dates for the primary offering and the secondary offering.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 85

6. We note your response to prior comment 24. Based on our review of your response and Exhibit C, which is a sample distribution agreement, it appears that the initial term of this agreement is two years with renewable five year and one year terms subject to certain conditions being met. If this sample distribution agreement is comparable with your other distribution agreements, consistent with the guidance outlined in SAB Topic 13:A:3 d and f, we continue to believe that license fees received under your distribution agreements should not be recognized upon receipt but rather amortized over a period that corresponds with the expected period or term of the distribution agreement. Please revise your financial statements to comply with the guidance outlined in SAB Topic 13:A:3.

Other

7. Your financial statements should be updated, as necessary, to comply with Rule 8-08 of Regulation S-X at the effective date of the registration statement.

8. Please provide a currently dated consent from the independent public accountant in any future amendments to the S-1 registration statement.

       You may contact Effie Simpson at (202) 551-3346 or Linda Cvrkel, Accounting Branch Chief, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3642 with any other questions.

                        Sincerely,

                        /s/ Loan Lauren P. Nguyen

                        Loan Lauren P. Nguyen
                        Special Counsel

cc: Frank J. Hariton, Esq.